EXHIBIT 10.15

AGREEMENT dated the                                            day of                                          , 2004.

BETWEEN: (1) EAST WINDS BEACH HOTEL LIMITED, AND (2) EAST WINDS HOLDINGS LIMITED both being St. Lucia companies, having offices at La Brelotte Bay in the Quarter of Gros Islet in the State of Saint Lucia (hereinafter referred to collectively as “Sellers”) and WINNER HOLDINGS LIMITED its majority shareholder (“Majority Shareholder”) of the one part.

AND:  CCI Group, Inc., a corporation, having offices at 405 Park Avenue New York N.Y. United States of America (hereinafter referred to as “Buyer”) of the other part.

THE PARTIES AGREE AS FOLLOWS:

1. SELLERS’ ASSETS.

1.1

Sellers will sell to Buyer and Buyer will purchase from Sellers at the closing of title (defined in Clause 3) in its own name or through its nominee, all of Sellers’ rights, title and interest in the assets comprising its hotel and related facilities (“Hotel”) at La Brelotte Bay in the Quarter of Gros Islet in the State of Saint Lucia including (a) the property and improvements described on Schedule 1.1a (collectively the “Property,” which definition will also include easements/servitudes, rights of way associated with the Property and all buildings situate on the Queen’s Chain but excludes approximately 2.2 acres of immovable property comprising the  Queen’s Chain), (b) equipment, consumables and movable property located on the Property and other assets including all business records (such as the name and address of past guests and payroll information), software, photos, resort promotional materials, web-sites, source codes, if any,  and goodwill (such as the  use of the “East Winds” name) owned by Sellers, which shall include but is not limited to those items listed in Schedule 1.1b (the "Sellers’ Personalty"), (c) to the extent assignable to Buyer, the contracts used and necessary for the ownership and operation of the Property as currently operated and as identified in Schedule 1.1C (the “Contracts”), (the Property, Sellers’ Personalty and Contracts referred to collectively as the “Sellers’ Assets”).

2. PURCHASE PRICE.

2.1 The purchase price will be FIVE MILLION SEVEN HUNDRED THOUSAND DOLLARS in the currency of the United States of America (US$5,700,000.00) (“Purchase Price”) which shall be applied as follows:

(i) The sum of FOUR MILLION DOLLARS UNITED STATES CURRENCY (USD$4,000,000.00) for the purchase of the property; and

(ii)  The sum of ONE MILLION SEVEN HUNDRED THOUSAND DOLLARS UNITED STATES CURRENCY (USD$1,700,000.00) for the purchase of the Seller’s Assets.

2.2  The Purchase Price shall be paid as to the Sum of ONE HUNDRED THOUSAND DOLLARS UNITED STATES CURRENCY  (THE DEPOSIT) (USD$100,000.00) by wire transfer to the Client’s Account of the Sellers Legal Counsel (THE ESCROW AGENT) of immediately available U.S. federal funds the receipt of which is hereby acknowledged by Sellers and the balance being FIVE MILLION SIX HUNDRED THOUSAND DOLLARS (US$5,600,000.00) (less any deductions for Vendor’s tax or other deductions or withholdings provided herein as well as any amounts to be deposited in escrow as provided herein) at the Closing to an account or accounts designated by the Sellers.

3.  CLOSING.

3.1. The closing will take place at the offices of Gordon, Gordon & Co., the Sellers Attorney at Law by the 31st day of January 2005 (the “Closing”).  The deadline for the Closing Date (a) may be extended with the written consent of Sellers and Buyer and, (b) will be extended as provided in Clauses 8.3.2 or 10.3.

3.2.  At the Closing, Buyer will pay the Purchase Price to Sellers and Sellers and Buyer will execute a Deed of Sale in the standard form used in St. Lucia for the Property, in recordable form, and Bills of Sale in the form of Exhibit 3.2 a for the Sellers’ Personalty.

3.3 At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer the following in form and substance satisfactory to Buyer:

(a)

The Deed of Sale and the Bills of Sale referred to in Clause 3.2 above;

(b)

Copies of all written or electronically stored files, maps, records, software, documents and other instruments in the possession or control of Sellers related to the Sellers’ Assets, including, without limitation, those related to construction, acquisition, maintenance, operation or regulatory compliance of the Sellers’ Assets, and all keys to the premises.

(c)

An assignment of all Permits and Contracts that are assignable.

(d)

Conclusive evidence that there are no outstanding payments for employees due to the National Insurance Corporation or Department of Inland Revenue.

3.4 At Closing, Buyer shall be entitled to and shall obtain possession of the Property as a going concern and the premises (including the rooms, restaurant, and kitchen) shall be in a commercially ready condition.

4.  CHANGEOVER OF PROPERTY.

4.1.1. Sellers and the Majority Shareholder, jointly and severally, covenant and agree that during the period from the date of this Agreement until the Closing date.

(a)  except with the written consent of Buyer, they will own and operate the Sellers’ Assets  and perform the Contracts in the ordinary course of business and substantially in the same manner as currently operated or performed, as the case may be;

(b)  except with the written consent of Buyer, they will maintain the Property and Sellers’ Assets in substantially the same condition as existing on the date of this Agreement, other than normal wear and tear;

(c)  except with the written consent of Buyer, they will not sell, lease or dispose of Property, Sellers’ Assets with a value, individually or in the aggregate, in excess of $10,000 except in the ordinary course of business or consistent with past practice;

(d) except with the written consent of Buyer, it will not terminate, or amend or modify in any respect, any material permit, governmental approval or similar authorization, other than in connection with the transaction contemplated by this Agreement;

(e) they will maintain records relating to the Sellers’ Assets consistent with past practice;

(f)  they will continue in full force and effect the insurance currently maintained by Sellers on the Sellers’ Assets with substantially the same form and with the same limits and deductibles as presently maintained by Sellers;

(g)  they will not encumber any of its interest in the Sellers’ Assets;

(h)  except with the written consent of Buyer, they will not enter into any material agreements, commitments or contracts affecting the Sellers’ Assets other than agreements in the ordinary course of business or in accordance with past practices;

(i)  they will not settle any pending judicial or administrative litigation or claim applicable to Sellers’ interest in the Sellers’ Assets except for settlements which do not impose any obligation on the Sellers’ Assets or the operation of the Sellers’ Assets which extends beyond the Closing date;

(j)   they will not make any material changes to the physical characteristics of the Sellers’ Assets other than in the ordinary course of business or in accordance with past practices; and;

(k)   they will not, directly or indirectly, initiate contact with, solicit, or enter into any discussions or negotiations directly or indirectly with any person or entity concerning an acquisition, lease or transfer of all or part the Seller’s Assets.

4.1.2. Sellers represent, warrant, covenant, and agree that on or before the Closing, they will terminate the contracts of employment of all of its present employees and will be responsible for all severance and lawful benefits due to such employees as of the Closing, and further will provide to the Buyer at Closing conclusive evidence of such termination and evidence that all severance and other lawful benefits due have been paid in full to such employees.

5. PERMITS: CONTRACTS.

Sellers will use reasonable efforts, and cooperate with Buyer, to transfer any permit, license or governmental approval (“Permit”) or Contract for the Property which can be transferred.  Buyer will pay any transfer or other fees and any reasonable out-of-pocket costs of Sellers in transferring or obtaining the Permits and Contracts.  If all Contracts and Permits necessary to operate the Property as it is currently operated and which can be obtained or transferred in advance of the Closing are not obtained by or transferred to Buyer before the Closing Date, after diligent effort by Sellers and Buyer (including without limitation by obtaining related consents and promptly making necessary filings), Buyer will give written notice to Sellers at least thirty (30) days prior to Closing, but the Closing will not be delayed.

6. TAXES; ASSESSMENTS.

6.1.  Except as otherwise provided in this Clause 6, all assessments, water and sewer and other  utility charges, and other expenses and revenues, if any, arising out of or relating to the Sellers’ Assets will be apportioned and adjusted as of midnight preceding the Closing.  Sellers agree that $50,000.00 UNITED STATES CURRENCY from the balance of the purchase price shall be held in Escrow by Sellers legal counsel, Gordon, Gordon & Co, until all accounts, utility payments and other trade payables found to be owing by Seller at Closing are paid. Buyer and Sellers hereby agree to cooperate fully, following the Closing, in the distribution of any such expense(s) and/or revenue(s), the amount of which is unknown as of the Closing Date. Such sum shall be held in escrow for a period of thirty (30) days after closing.

6.2. Sellers shall be responsible for paying recording, stamp or transfer fees or taxes, if any, required to be paid by it under applicable law in connection with the sale of the Sellers’ Assets, and Buyer shall be responsible for paying recording, stamp or transfer fees or taxes, if any, required to be paid by it under applicable law and/or practice in connection with the purchase of the Sellers’ Assets.

6.3. The balance of the purchase price shall be diminished by an amount representing deposits received from guests in respect of future stays and stays which overlap the Closing. The Sellers agree to provide to the Buyer at the Closing a Statement of all such expenses.

7.  CONDITION OF SELLERS’ ASSETS; RISK OF LOSS.

7.1. This Agreement is entered into with Buyer’s full knowledge of the value of the Sellers’ Assets, and not on any representation as to their value, character, quality or condition, other than as is expressly provided in this Agreement.  Except as expressly set forth in this Agreement, Sellers make no warranty or representation, either oral or written, or express or implied, as to the merchantability or the condition of the Sellers’ Assets or their fitness or availability for any particular or general use or purpose and Buyer waives any claim as to the merchantability or condition of the Sellers’ Assets or their fitness or suitability for any particular or general use or purpose. Notwithstanding any other provision of this Agreement to the contrary, including but not limited to the representation and warranties of Sellers in Clause 11. Buyer acknowledges that the Sellers’ Assets, including Sellers’ Personalty listed on Schedule 1.1b, are being sold strictly on an “as is, where is” basis, without any representation or warranty as to the operating condition of any of the Sellers’ Assets or their structural soundness or state of repair.

7.2. Sellers will bear the risk of loss or damage to the Property and Sellers’ Personalty until the Closing.   Sellers shall promptly notify Buyer of any casualty in excess of $10,000 to the Sellers’ Assets prior to the Closing.  In the event of any such casualty, Sellers shall notify the Buyer in writing whether they will take remedial action (e.g. by undertaking repairs) to remedy the situation.  If Sellers agree to take remedial action, except as provided below, the Closing will not be delayed and Sellers shall use commercially reasonable efforts to complete the remedial action prior to Closing.  If Sellers elect not to take remedial action, Buyer will purchase the Sellers’ Assets under the terms and conditions set forth herein with a reduction to Purchase Price as agreed upon by Buyer and Sellers, and in the event the amount of such reduction cannot be determined by the parties, such matter will be submitted for binding arbitration for resolution prior to Closing.  Notwithstanding anything in this Clause 7.2 to the contrary, if the casualty has a material adverse effect on the Sellers’ Assets taken as a whole or on the business conducted with the Sellers’ Assets, Buyer may terminate this Agreement and THE DEPOSIT shall be promptly refunded to Buyer by the Escrow Agent.

8.  INSPECTION.

8.1.  At all reasonable times from the date of this Agreement to the date of Closing (the “Inspection Period”), Buyer and its representatives will have the (i) right of access to all information in Sellers’ possession or capable of being obtained by Sellers by request pertaining primarily to the ownership, use and/or operation of the Sellers’ Assets reasonably requested by Buyer in writing, including, without limitation, records, books, contracts, commitments, reports, permits, applications, monitoring reports, environmental assessments/audits, studies, correspondence and any other relevant data (including reservations lists) in order that Buyer may make such technical, legal, financial, accounting, environmental or other review or investigation as Buyer deems desirable and Sellers shall also make available its officers, agents, employees and other representatives, during normal business hours, to discuss with Buyer and Buyer's representatives any and all information relating to the Sellers’ Assets and to the ownership, use and operation thereof and Buyer agrees that Buyer may not contact Sellers’ customers to discuss commercial agreements related thereto; and (ii) right of access to the Property and Sellers’ Personalty for the purpose of conducting surveys, inspections, and such other examinations, including, without limitation, environmental assessments, of the Sellers’ Assets as Buyer deems pertinent, convenient or desirable in order to make its own evaluation of the Property and Sellers’ Assets  (collectively, (i) and (ii) constitute the “Inspection”).  Buyer recognizes that maintaining the safety and security of Sellers’ operations is of paramount importance and therefore Buyer will use reasonable care in the course of performing the Inspection, will minimize any interference with Sellers’ operations on the Property, will not engage in substantive discussions with any site personnel or conduct any Inspection unless accompanied by Sellers’ management representatives.  Buyer will give Sellers reasonable advance written notice of any proposed Inspection activities and shall obtain Sellers’ agreement, which shall not be unreasonably withheld, conditioned or delayed, as to the scheduling of such Inspection.  Buyer will pay all expenses associated with the Inspection. All information pertaining to the Sellers’ Assets is subject to the confidentiality provisions of Clause 13.

8.2. Within fifteen (15) days after the date of this Agreement, Sellers will provide to Buyer or its counsel all title documents relating to the Property, including, without limitation, (i) any and all survey plans prepared prior to the date of this Agreement indicating the boundaries of each of the Property, (ii) copies of all recorded deeds or other conveyance instruments evidencing free and clear title in the name of Sellers, and (iii) copies of all Permits and Contracts.  To the knowledge of Sellers, such information shall be true, correct and accurate.

8.3.1.  If prior to Closing either Sellers or Buyer learns that any covenant, agreement, representation or warranty contained in Clause  11 or 12 is or has become untrue in any material respect, it will promptly so notify the other party in writing of the relevant facts and circumstances.

8.3.2.  If Sellers are the notified party or learn that any such covenant, agreement, representation or warranty is untrue or has not been complied with, Sellers will immediately (not more than five (5) days thereafter but in any case before Closing) notify Buyer of such facts, and within thirty (30) days from Sellers’ notice to Buyer, Sellers will take such remedial action (e.g. by undertaking repairs) to cause the relevant covenants, agreements, representations, or warranties to be true and correct in all material respects in which case the Closing Date will be extended as stated, subject however, to the following sentence.  Buyer will have the right to (x) terminate this Agreement if  Sellers’ remedial action has not been completed within thirty (30) days of Sellers’ notice and the failure has a material adverse effect on the condition or operation of the Sellers’ Assets taken as a whole or on the business conducted with the Sellers’ Assets as determined by Buyer, or (y) reduce the Purchase Price by an amount to be mutually determined by Buyer and Sellers and in the event such amount cannot be determined by the parties hereto, then the parties agree to submit the issue to arbitration.  If Sellers’ remedial action has not been completed within thirty (30) days of Sellers’ notice, but the failure to repair the condition by Sellers does not have a material adverse effect on the condition or operation of the Sellers’ Assets taken as a whole or on the business conducted with the Sellers’ Assets as stated above, the Purchase Price will be reduced by an amount to be mutually determined by Buyer and Sellers and in the event such amount cannot be determined by the parties hereto, then the parties agree to submit the issue to arbitration. If the agreement is terminated by Buyer, as provided above, Buyer shall be entitled to an immediate refund of the DEPOSIT.

9.

INDEMNIFICATION.

9.1.  Sellers and the Majority Shareholder, collectively and severally, will defend, indemnify and hold Buyer, its affiliates, successors and assigns and their respective directors, officers, employees, and agents (collectively, the “Buyer Indemnities”) harmless from and against all demands, actions or causes of action, assessments, judgments, damages, obligations, liabilities and claims, including reasonable attorney fees (collectively, “Claims”) of every type and nature whatsoever (including, without limitation, injury to or death of any person or persons, or damage to or loss of any property) suffered by Buyer Indemnities in consequence of such Claims to the extent arising from or related to:

(i)  any inaccuracy in or breach by such Sellers or Majority Shareholder of any such parties covenant, agreement, representation or warranty set forth in this Agreement for a period of three (3) years from Closing; or

(ii)  such Sellers’ Assets and based upon events occurring or conditions existing and relating to such assets, including all operations related thereto,  prior to the Closing Date for a period of two (2) years from Closing.

9.2.  After the Closing, Buyer shall indemnify, defend and hold Sellers, its Affiliates, successors and assigns and their respective directors, officers, employees and agents (collectively, the "Sellers Indemnities") harmless from and against any and all Claims of every type and nature whatsoever (including, without limitation, injury to or death of any person or persons, or damage to or loss of any property) suffered by Sellers Indemnities in consequence of such Claims to the extent arising from or related to:

(i) any inaccuracy in or breach by Buyer of any covenant, agreement, representation or warranty of Buyer set forth in this Agreement for a period of three (3) years from Closing; or

(ii)  The Sellers’ Assets, including all operations thereto, and relating to the period of time from and after the Closing Date for a period of two (2) years from Closing.

9.3. Buyer and Sellers shall cooperate fully with one another in connection with any matters covered by the indemnity obligations under this Agreement.  Such cooperation shall include, without limitation, providing the other Party with reasonable access to files, Property and personnel and advance notification of any meeting or communications with any third parties which could reasonably be expected to affect the rights or obligations of the other Party under this Agreement.

9.4.  Except as otherwise provided herein, as between the Buyer and Sellers, the rights and obligations set forth in this Clause 9 will be the exclusive rights and obligations with respect to this Agreement, the events giving rise to this Agreement, and the transactions provided for herein or contemplated hereby or thereby, it being understood and agreed between Sellers and Buyer that all other rights and obligations between Sellers on the one hand and the Buyer on the other hand shall be governed by this Agreement.

10.

GOVERNMENTAL APPROVALS.

10.1

If the approval of or filing with any governmental agency is necessary in order to sell or purchase the Sellers’ Assets, including expiration of any applicable waiting period, Sellers and Buyer will seek such approval and make such filings as are required for this transaction to be consummated as soon as reasonably possible following the date of this Agreement.

10.2.

This Agreement shall automatically terminate and THE DEPOSIT refunded forthwith by the ESCROW AGENT to the Buyer in the event that the Buyer’s application for the required Government approvals is refused.

10.3.

Sellers and Buyer will use their best efforts to provide any required information, and each will diligently pursue any necessary approvals.  In the event that the required Government Approvals required by the Buyer are not received prior to January 31, 2005, then the Closing Date will be extended by an additional period of up to 15 days.  If the Governmental Approvals are not received by Buyer on or before February 15, 2005, this Agreement shall automatically terminate, unless otherwise extended in writing by the parties, and THE DEPOSIT shall be refunded forthwith by the ESCROW AGENT to the Buyer.

11.

 SELLERS’ REPRESENTATION AND WARRANTIES.

Sellers and the Majority Shareholder, collectively and severally, represent and warrant as of this date and the Closing date as follows;

11.1. Each Seller is a company duly incorporated under the Commercial Code of the State of St. Lucia and continued under the Companies Act 1996 of St. Lucia and is validly existing and in good standing under the laws of St. Lucia, and has the corporate power and authority to make and perform this Agreement and to consummate the transactions contemplated herein. All documents that are to be executed by Sellers and delivered to the Buyer at the Closing have been, or on the Closing Date will be, duly authorized, executed and delivered by Sellers.  This Agreement and all such documents are, on the Closing date will be, legal, valid and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms.

11.2.  Sellers have good and marketable title to the Sellers’ Assets free and clear of all liens, charges, mortgages, security interests, pledges or other encumbrances of any nature whatsoever, except for (a) any claims or encumbrances which do not materially  or adversely affect marketability or the current use of the Property as identified on Schedule 11.2, (b) any lien for taxes that are not yet due and payable or other similar inchoate lien as identified, to the best of Sellers knowledge, on Schedule 11.2, or (c) any encumbrances set forth on Schedule 11.2. With respect to the Property and/or business related to the Sellers’ Assets (as applicable); (i) the legal description for the parcel of Property contained in Schedule 1.1a describes such parcels fully and adequately, the buildings and improvements are located within boundary lines of the described parcels (PROVIDED HOWEVER that it is acknowledged that certain of the buildings fall on the Queens’ Chain), are not in violation of applicable setback requirements, zoning laws, and ordinances and do not encroach upon any easement which may burden the  land, and the land does not serve any adjoining land for any purpose inconsistent with the use of the land, (ii) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party the right of use or occupancy of any portion of the Property, (iii) all facilities relating to the operation of the Hotel or related businesses located on the Property are supplied with utilities and other services necessary for the operation of such facilities, including gas, electric, water, telephone, sanitary sewer and storm sewer, all of such services are adequate for the operation of such businesses, and in accordance with applicable laws and regulations and are provided via public roads, or via permanent, irrevocable, appurtenants easements benefiting the Property, and (iv) The Property abuts on and has direct vehicular access to a public road, or has access to a public road  via a permanent, irrevocable, appurtenants easements benefiting the parcel of real property.

11.3. The Sellers’ Assets, taken as a whole, will permit operation of the Sellers’ Assets by Buyer immediately after the Closing in a manner substantially consistent with Sellers’ operation of the Sellers’ Assets immediately prior to Closing,

11.4. There are no claims, actions or proceedings pending or, to the best of each Sellers’ knowledge, threatened against such Sellers or relating to the Sellers’ Assets to be transferred to Buyer.

11.5.  The execution, delivery and performance of this Agreement by Sellers or the consummation of the transaction contemplated herein will not violate any law, rule, regulation,  order, or decree of any Governmental Authority to which such Sellers is subject, nor result in a material breach of any contract to which such Sellers is bound and to which the Sellers’ Assets are subject, nor result in a violation or breach by such Sellers of any judgment, order, writ, injunction or decree issued against or imposed upon such Sellers, nor result in a material breach or default under (or an event that, with giving of notice or passage of time or both, would constitute a breach of or default under), or termination of, or accelerate the performance required by, or result in the creation or imposition of any material security interest, lien, charge or other encumbrance upon the Sellers’ Assets under, any contract, instrument or agreement to which such Sellers is a party or by which such Sellers or any of its assets are bound.

11.6. Sellers will execute all documents reasonably required to effect the transfer of the Sellers’ Assets, whether at the Closing or after.

11.7. Governmental/ Regulatory Notices/ Judicial Actions.

(a)  There are no material violations of or instances of noncompliance currently in effect with any laws, rules, regulations, ordinances, orders, judgments and decrees applicable to either Sellers’ ownership, use, and operation of the Sellers’ Assets or the condition thereof, and all permits, licenses, and approvals required to operate the Property in accordance with the foregoing have been obtained and are in force and effect;

(b) there are no proceedings, judgments, orders, writs or injunctions of any Governmental Authority currently in effect against either Sellers or with respect to its interest in the Sellers’ Assets, nor to the best of sellers' knowledge, is any of the foregoing presently threatened against Sellers or all or any portion of the Sellers’ Assets; and

(c)  there are no pending condemnation or similar proceedings affecting the Sellers’ Assets or any portion thereof, nor to the best of sellers' knowledge, is any such action presently threatened against all or any portion of the Sellers’ Assets.

11.8. Taxes.  All returns required to be filed pursuant to the laws of St. Lucia, with respect to the ownership and operation of the Sellers’ Assets have been or will be timely filed, and all taxes (other than income taxes which are not material and will be timely paid material) imposed or assessed on the Sellers’ Assets which would result in a lien attaching to the Sellers’ Assets if not paid, have been or will be timely paid.

11.9. Preferential Purchase Rights.  There are no preferential purchase rights, options, or other rights held by any person or entity not a party to this Agreement to purchase or acquire any interest in the Sellers’ Assets, in whole or in part, as a result of the transactions contemplated by this Agreement.

11.10. Records.  All records and documents relating to the operation and maintenance of the Sellers’ Assets furnished to Buyer were prepared and maintained in the ordinary course of business, and, to the best of each Sellers’ knowledge, are complete and accurate in all material respects.

11.11. To the best of the actual knowledge of Sellers, the Sellers have not used, generated, processed, stored, disposed of, released or discharged any Hazardous Substances (defined below) on, under or about the Property. “Hazardous Substances” shall mean all substances (including, but not limited to, asbestos and asbestos-contained materials), which are included under or regulated by an environmental law under the laws of St Lucia. No part of the Property has been contaminated by Hazardous Materials. Sellers have not received any notice or are not aware of any facts which could give rise to a notice that it is or may be liable in any respect of any remedial action clean-up or other action under the Environmental Laws.

11.12 Except as identified on Schedule 11.12, there are no contracts or agreements (written or oral) assigned, transferred, or assumed by Buyer at Closing.

11.13. Except as identified on Schedule 11.13, there are no permits or licenses transferred, assigned, or assumed by Buyer at Closing.

11.14. The representations and warranties in Clause 11 will survive the Closing Date until the third anniversary of such date.

BUYER’S WARRANTIES.

12.1. Buyer is a corporation validly existing and in good standing under the laws of Utah, USA and has the corporate power and authority to make and perform this Agreement and to consummate the transaction contemplated herein.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by all necessary corporate action.  This Agreement is a legal, valid and binding obligation of Buyer enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting creditors’ rights generally and by general equity principles.

12.2. Buyer has no knowledge of any facts that would prohibit Buyer from acquiring the Property, Personalty or Contracts of Sellers.

12.3. The execution, delivery and performance of this Agreement by Buyer or the consummation of the transaction contemplated herein will not violate any law, rule, regulation, order or decree to which the Buyer is subject, nor result in a breach of any contract to which Buyer is bound, nor result in a violation or breach by Buyer of any judgment, order, writ, injunction or decree issued against or imposed upon Buyer.

12.4. Buyer will execute all documents reasonably required to effect the transfer of the Sellers’ Assets, whether at the Closing or thereafter.

12.5 The representations and warranties in Clause 12 will survive the Closing Date until the second anniversary of such date.

13. ESCROW

At Closing, Buyer will deposit a sum of ONE HUNDRED THOUSAND DOLLARS UNITED STATES CURRENCY (USD$100,000.00) (which sum shall serve to reduce the amount paid to Sellers at Closing as referenced in Clause 2.2) into the Clients Account of Sellers’ Legal Counsel to be held in escrow pursuant to the provisions of this Clause 13 and an escrow agreement to be executed by the parties.

(a). During the period from the date of closing to sixty (60) days thereafter, Buyer may instruct the escrow agent to offset and apply against the stated escrow funds, the amount of any "Loss or Losses" (as defined in subsection b below) as provided below. Upon occurrence of a Loss or Losses, Buyer shall promptly notify the escrow agent and Sellers in writing with reasonable specificity as to the nature of such Loss or Losses together with the dollar amount. Within fifteen days of the receipt of the stated notice from Buyer, the escrow agent shall, unless the Loss or Losses are disputed within the fifteen days by Sellers deliver to Buyer by wire transfer an amount equal to the dollar amount of such Loss or Losses indicated in the stated notice.

(b). “Loss or Losses" as stated hereinabove shall mean any damage or deficiency which results from (i) any breach of any representation or warranty made by the Sellers or Majority Shareholder either in this Agreement or in any certificate or exhibit hereto or (ii) any misrepresentation, breach or non-fulfillment of any condition, covenant or agreement to be performed by the Sellers or Majority Shareholder herein, and shall include any and all actions, suits, proceedings, claims, demands, assessments, judgments, damages, costs, liabilities, obligations, losses and expenses, including without limitation reasonable attorney's fees, incident to any of the foregoing.

(c). If, at the end of the stated sixty (60) day period, there exists escrow funds for which Buyer has not asserted its right of offset as provided in sub-section (a) above, then in such event, the escrow agent at the end of the sixty (60) day period, shall promptly deliver to Seller by wire transfer the amount held in escrow not subject to Buyer’s right of offset.

14. CONFIDENTIALITY; PRESS RELEASES.

This Agreement will be treated by the parties and their agents, employees and contractors, as confidential, except as otherwise required under US securities laws.  Neither Buyer nor Sellers will make any public announcement or issue any press release regarding this Agreement, the transactions contemplated hereby or the status of negotiations between the parties regarding the same without first conferring with the other. If the parties are unable to agree as to the text or time of release of any such announcement, no announcement will be made unless the party proposing the announcement is advised by counsel that the announcement is legally required to be made, in which case the other party shall be immediately advised of the text and time of release of the announcement.

15. CONDITIONS TO CLOSING

Buyer’s obligation to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of each of the following conditions, any of which may be waived in writing by the Buyer:

(i)

Sellers shall be ready, willing and able to deliver each of the documents and items referred to in Clause 3.3 at or before Closing,

(ii)

The representations and warranties of the Sellers set forth herein shall be true and correct in all material respects as of the date of Closing,

(i)

Sellers shall have performed, observed and complied with, in all material respects, all of the covenants, agreements and conditions required by this Agreement to be performed, observed and complied with by the Sellers prior to or as of the date of Closing,

(ii)

Sellers shall deliver to Buyer at Closing a certificate to the effect that each of the conditions provided in Clauses 15(ii) and 15(iii) above have been satisfied in all respects;

(iii)

Sellers shall have provided Buyer with all documents requested in Clause 8.2, and

(iv)

Buyer shall have applied for and received a Lease of the Queens Chain abounding the Seller’s property measuring approximately 2.2 acres, the terms of which provide for an annual fee of no more than EC$25,000  and a term of not less than fifty (50) years.

Notwithstanding anything contained herein to the contrary, in the event Sellers fail to satisfy any of the above conditions and such condition is not waived in writing by Buyer, Buyer may terminate this Agreement, and Buyer shall be entitled to a prompt refund of the DEPOSIT held in escrow by the Escrow Agent. This provision is in addition to the Buyer’s other termination rights provided in this Agreement. The above conditions to closing are in addition to the other conditions to closings (and right to receive a refund of the DEPOSIT) set forth in this Agreement.

16. GOVERNING LAW

This agreement, and the rights and obligations of the parties hereunder, shall be construed, interpreted, enforced, and governed by the laws of the state of Saint Lucia, without regard to choice of law principles thereof.  Each of the parties irrevocably submits to the jurisdiction of the courts situated in the state of Saint Lucia.

17. NOTICES

All notices will be in writing and delivered by certified mail, return receipt requested, or by recognized overnight carrier, to Sellers, C/O Sardis Capital, 23 Berkley Square, London W1J 6HE, England, Attention Rory O’Sullivan  and to Buyer at  405 Park Avenue, 10th Floor, New York, New York 10022, Attention: President.

1.

ENTIRE AGREEMENT AND CONFLICT

This Agreement merges and supersedes all prior negotiations, representations and agreements (other than the confidentiality agreement between the parties and constitutes the entire agreement between Sellers and Buyer concerning the conveyance of the Sellers’ Assets and the consideration therefor.  The terms of this Agreement cannot be changed or terminated orally.  In the event of a conflict between the terms and conditions herein and the terms and condition of the Escrow Agreement dated September 30, 2004, by and between parties hereto and Gordon and Gordon & Company as escrow agent, the terms and condition herein shall prevail.

2.

BINDING EFFECT

Except as herein otherwise provided, this Agreement will be binding on and inure to the benefit of the successors and permitted assigns of the parties. Nothing contained herein shall be construed to limit or prohibit Buyer from assigning, transferring. or conveying all or part of its rights or interests in and to this Agreement.

20.  ARBITRATION

In the event that any dispute shall arise between the parties as to the interpretation of this agreement or in relation to the obligations or rights of either party pursuant hereto and such dispute shall not be resolved by the parties themselves then such dispute shall be referred to arbitration under the Arbitration Ordinance of St. Lucia.

21. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

22. HEADINGS

The clause and section headings contained herein are for convenience only and shall not in any way affect the meaning, construction or interpretation of this Agreement.

23. INTERPRETATION

This Agreement is the product of negotiations during which all parties have had an opportunity to make alterations, changes, and deletions to the text and have, in fact, made such alterations, deletions, and additions.  This Agreement should be read as if drafted equally by all concerned with no presumption or penalty attached to any party for its particular role in producing any preliminary of final draft of this Agreement.

24. EXPENSES

Except as otherwise provided herein, each party hereto shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated herein.

25. BROKERS

Sellers and Buyer agree that neither party may commit the other party to pay any fee or commission to any other party.

IN WITNESS WHEREOF

The parties have caused these presents to be executed and delivered as of the day and year first above written.

SELLERS:

EAST WINDS BEACH HOTEL LIMITED

By:____________________________

Name:

Title:

EAST WINDS HOLDINGS LIMITED

By:____________________________

Name:

Title:

WINNER HOLDINGS LIMITED

By:____________________________

Name:

Title:

BUYER:

CCI GROUP INC.

By:/s/ Fed W. Jackson, Jr.

Name:   Fed W. Jackson, Jr.

Title:  President

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